Notice of Exempt Solicitation

Notice of Exempt Solicitation Under Rule 14a-103 (Voluntary Submission)

Name of Corporate Registrant: Intuitive Surgical, Inc.

Name of person filing Exemption: James McRitchie (agent of Myra K. Young)

Address of person relying on exemption: jm@corpgov.net

Written materials are submitted under Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule and is made voluntarily.

We urge you to VOTE “FOR” PROPOSAL 5 on the proxy card, Pay Equity Disclosure, before the Intuitive Surgical Annual Meeting of Shareholders on April 27, 2023.

Resolved: Myra K. Young of CorpGov.net, requests Intuitive Surgical, Inc (Intuitive) report annually on unadjusted median and adjusted pay gaps across race and gender globally and/or by country, where appropriate, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy, and legal compliance information.

Racial/gender pay gaps are the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings.

Rationale:

1.	Best practice pay equity reporting consists of two parts:
1.	Unadjusted pay gaps: median gaps assess how jobs are distributed by race and gender and which groups hold the high-paying jobs. Black workers in the US earn 81 cents on the dollar versus white workers. Women in the US earn 83 cents on the dollar versus men. UK and Irish-based companies are mandated to report unadjusted median pay.
2.	Adjusted gaps, a statistical assessment of pay between minorities/non-minorities, women/men, performing similar roles. What minorities and women are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography. Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States.[1]

2.	Unadjusted median pay is considered the valid measure of gender pay inequity by the US Census Bureau, Department of Labor, OECD, and International Labor Organization. While the Company began disclosing statistically adjusted pay gaps after the proposal was filed, it rejected establishing a timeline to disclose median pay gaps, which is the internationally recognized standard for measuring inequity. While diversity data and statistically adjusted pay audits represent progress, that data is not a substitute for unadjusted median pay gap disclosures, which are less subject to manipulation.

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1 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

3.	Unadjusted median pay gap disclosures can improve performance and provide a baseline to investors for measuring progress.

1.	A 2019 study cited in the Harvard Business Review found wage transparency, where mandated, narrowed the median wage gap. Refinitive[2] found companies reporting no gender pay gaps outperformed companies reporting negative pay gaps from 2016-2021, with a 58.16% spread for their FTSE All-World portfolio and a 135.92% spread for their FTSE North American portfolio. That’s huge.
2.	Citigroup was the first US company to publish its global gender and US minority median pay gaps in 2019. It has since shrunk those gaps 3 points each.
3.	There are many ways to shrink racial/gender pay gaps: improving diversity, statistically adjusted pay audits, advancing women/minorities into good jobs and positions of leadership, etc. The only benchmark to measure if the real pay gap is shrinking is the unadjusted median pay gap.

4.	Intuitive Surgical lags on racial and gender pay gap disclosures. In 2021 to 2023, Microsoft, Visa, Bank of New York Mellon, Best Buy, Chipotle, Disney, Home Depot, Lowe’s, Target, Amalgamated Bank, Visa, Thermo Fisher, BlackRock, and Netflix committed to expanding their pay gap disclosures to include median pay.

Board Opposition Statement

1.	Statistically adjusted pay numbers and representation data are not a substitute for reporting unadjusted median pay gaps. The Board contends reporting unadjusted pay gaps is not a meaningful metric. However, such reports provide a reliable view on whether minorities/women are holding as many good-paying jobs as non-minorities/men. It allows investors to assess the equal opportunity. Unadjusted median pay data shows how companies assign value to their employees through the roles they inhabit and the pay they receive. Further, it provides a digestible data point for investors to compare representation progress year over year.

Statistically adjusted numbers can be misleading if not complemented with unadjusted median pay gap numbers. It is easier for companies to remediate statistically adjusted pay gaps with a handful of pay adjustments in certain employment categories that don’t impact employees at large. Remediating unadjusted median pay gaps requires hiring, developing, and promoting minorities/women into good-paying positions across the firm.

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2 https://www.refinitiv.com/en/resources/special-report/gender-pay-gap-report

2.	The Company incorrectly asserts the proposal “ignores that sharing racial/ethnic information for employees outside the US may not even be possible in many countries.” However, our resolved clause intentionally allows companies to report this data “globally and/or by country, where appropriate.” The company has flexibility to determine how best to measure racial pay equity.

3.	Median Pay Disclosure will complement Intuitive Surgical’s Inclusion & Diversity Initiatives. Intuitive Surgical describes its I&D initiatives and goals to justify its obfuscation of median pay data. While these initiatives are important, unadjusted median pay statistics would complement the company’s efforts and facilitate benchmarking progress toward I&D goals.

Intuitive Surgical’s refusal to publish unadjusted pay gap data is reflective of a lack of transparency and accountability to investors and employees. Vote FOR Proposal 5, which is in the long-term best interest of both.